July 28, 2020

VIA EDGAR

Mr. Kenneth Ellington
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tortoise Energy Infrastructure Corporation (File No. 811-21462);
Tortoise Midstream Energy Fund, Inc. (File No. 811-22409);
Tortoise Power and Energy Infrastructure Fund, Inc. (File No. 811-22106);
Tortoise Essential Assets Income Term Fund (File No. 811-23248)

Dear Mr. Ellington:

On behalf of the above-referenced Tortoise closed-end funds (each a “Fund” and collectively, the “Funds”), we are writing in response to the verbal comments received on May 28, 2020 and the supplemental comments received on June 30, 2020 from the U.S. Securities and Exchange Commission staff (the “SEC” or the “Staff”) regarding the Staff’s review of certain filings of the Funds.

We have included the Staff’s comments below immediately followed by the Funds’ responses.

1.
Staff Comment:  In the 2019 Annual Report, the Notes to Financial Statements, Note 5. Income Taxes shows a deferred tax asset for Tortoise Midstream Energy Fund, Inc. of $40,791,507, but that Fund appears to have a continuing tax loss.  Please explain how the Fund determined that a valuation allowance was not necessary and cite the applicable generally accepted accounting principles (“GAAP”) provisions.

Response: At 11/30/19, the Tortoise Midstream Energy Fund, Inc. had a net deferred tax liability of $27,892,485.  This is made up of $40,791,507 in deferred tax asset and $68,683,992 in deferred tax liability.  The Fund has determined that at 11/30/2019, it had the ability to realize its deferred tax assets by selling securities that make up the Fund’s deferred tax liabilities position, thereby creating taxable income and/or taxable gains.  As a result, a valuation allowance was not necessary.  The Fund evaluates its ability to realize its deferred tax asset according to GAAP, under ASC -740.

2.
Staff Comment:  In the 2019 Annual Report, the Notes to Financial Statements, Note 7. Affiliated Company Transactions, for all applicable closed-end funds, in the future, disclose totals for the following columns:  Realized Gain/(Loss); Distributions Received; Value; and Net Change in Unrealized Appreciation (Depreciation).

Response:  Tortoise Energy Infrastructure Corporation and Tortoise Essential Assets Income Term Fund each respond that in the future, the Fund will disclose totals for the columns Realized Gain/(Loss), Distributions Received, Value, and Net Change in Unrealized Appreciation (Depreciation).

3.
Staff Comment:  Tortoise Power and Energy Infrastructure Fund, Inc. has a non-fundamental investment policy that it will not employ leverage above 20% of total assets at the time of incurrence.  Please explain why leverage represents approximately 30% of the Fund’s total assets as of November 30, 2019.

Response: Tortoise Power and Energy Infrastructure Fund, Inc. responds that the elevated leverage ratio is due to market movement.  Leverage as a percent of total assets will vary depending on market conditions, but will normally range between 15% and 25% of total assets.  As of June 19, the Fund’s leverage was 22% of total assets.

4.
Staff Comment:  In the Form N-CEN filed on February 13, 2019 for Tortoise Energy Infrastructure Corporation, the internal control report is only a partial report as the first few lines are missing.  Please file an amended Form N-CEN with the full internal control report.

Response:  Tortoise Energy Infrastructure Corporation responds that it will file an amended Form N-CEN for the period ending November 30, 2018 with the full internal control report.

5.
Staff Comment:  In the Form N-CEN filed on February 13, 2020 for each of Tortoise Energy Infrastructure Corporation and Tortoise Midstream Energy Fund, Inc., the Fund disclosed pursuant to Item C.8.b. that expenses were reduced or waived pursuant to an expense limitation agreement, but also disclosed pursuant to Item C.8.a. that there was no expense agreement in effect.  Please explain the discrepancy in these disclosures.

Response: Tortoise Energy Infrastructure Corporation and Tortoise Midstream Energy Fund, Inc. responds that while there was no formal expense waiver agreement in effect, based on the instructions to Item C.8, these Funds responded “Yes” to Item C.8.b. because Tortoise Capital Advisors, L.L.C. (the adviser to the Funds) did voluntarily waive a portion of their advisory fees during the period.   However, in future filings, the answers to Item C.8.a. and Item C.8.b. will be consistent.  To the extent the adviser voluntarily waives a portion of their advisory fees during the period, these Funds will answer “Yes” to both Item C.8.a. and Item C.8.b.

6.
Staff Comment:  Has the Fund recognized taxable income in the past or has any of the DTA been utilized in recent past history?  Additionally, describe any objectively verifiable information used in the projection of future taxable income.

Response:  Tortoise Midstream Energy Fund, Inc. has generated taxable income in the prior three years but has used net operating losses (NOLs) to offset it.  In projecting future taxable income, the Fund assumes that market values of its underlying investments and the taxable portion of distributions from investments stay constant.  Other Fund expenses are nominally increased (~3%) year over year.  The Fund also projects out its unrealized gain (losses) in the portfolio based on the return of capital portion of distributions received from its investments.  To the extent there are unrealized gains in the portfolio, there is an opportunity to recognize those gains by selling securities, thereby creating taxable income and/or offsetting capital losses against capital gains.

7.	Staff Comment: Has the Fund experienced recent losses? If so, how has the impact of recent cumulative losses impacted the valuation allowance analysis?

Response:  At 11/30/19 and 2/29/20, the Fund had capital losses carryforwards and net operating losses that created deferred tax assets.  However, as noted above, based on our analysis and projections at that time, the Fund was able to determine that a valuation allowance was not needed since there was the ability to realize its deferred tax assets through future taxable income.  Subsequently, for the second quarter ending 5/31/20, significant capital losses were realized and hence the Fund has determined a valuation allowance is necessary and has taken such allowance against its deferred tax assets.  The details of the deferred tax assets and valuation allowance will be published in the semi-annual financial statements.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 913-890-2150.

Sincerely,

/s/ Diane Bono
Diane Bono
Chief Compliance Officer of the Funds